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                              February 22, 2023

       Alan M. Brown
       President, CEO, CFO, and Director
       TOMBSTONE EXPLORATION CORP
       6529 E. Friess Drive
       Scottsdale, AZ 85254

                                                        Re: Tombstone
Exploration Corporation
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed June 29, 2022
                                                            File No. 000-29922

       Dear Alan M. Brown:

              We have reviewed your January 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our December
       14, 2023 letter.

       Amendment No. 1 to Form 20-F for the Year Ended December 31, 2021

       The Bonanza Project, page 12

   1. We note your response to prior comment 6 and that you continue to disclose at page 12 that "extensive
exploration of the property has revealed significant gold and silver reserves, as previously
described in the April 15, 2020 press release." In order to avoid confusion about the
establishment of reserves under SK-1300, please revise your
                                                        disclosures to
eliminate any reference in your filing that indicates that you have reserves on your properties.
 Alan M. Brown
FirstName LastNameAlan M. Brown
TOMBSTONE     EXPLORATION   CORP
Comapany22,
February  NameTOMBSTONE
            2023            EXPLORATION CORP
February
Page 2 22, 2023 Page 2
FirstName LastName
       Please direct any questions to George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation